UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2026

Commission File Number: 001-37353

SCINAI IMMUNOTHERAPEUTICS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

On June 16, 2026, Scinai Immunotherapeutics Ltd (the “Company”) held an Annual Meeting of Shareholders (the “Meeting”). The total number of ordinary shares of the Company entitled to vote at the Meeting was 15,839,168,000 Ordinary Shares (represented by 3,959,792 American Depository Shares (“ADSs”)), and there were present, in person or by proxy, 2,544,796,000 ordinary shares (represented by 636,199 ADSs), which constituted a quorum for the Meeting. The matters voted upon, and the results of the vote were as follows:

Proposal 1a: To approve the re-election of Mr. Sam Moed and Dr. Yael Margolin to the Board of Directors, to serve until the third annual meeting after the Meeting.

The shareholders approved the re-election of Mr. Sam Moed to the Board of Directors, to serve until the third annual meeting after the Meeting:

FOR	AGAINST	ABSTAIN
2,406,876,000 (601,719 ADSs)	68,612,000 (17,153 ADSs)	31,276,000 (7,819 ADSs)

Proposal 1b: To approve the re-election of Dr. Yael Margolin to the Board of Directors, to serve until the third annual meeting after the Meeting.

The shareholders approved the re-election of Dr. Yael Margolin to the Board of Directors, to serve until the third annual meeting after the Meeting:

FOR	AGAINST	ABSTAIN
2,405,340,000 (601,335 ADSs)	68,788,000 (17,197 ADSs)	32,636,000 (8,159 ADSs)

Proposal 2: To the re-election of Mr. Adi Raviv to the Board of Directors, to serve until the second annual meeting after the Meeting.

The shareholders approved the re-election of Mr. Adi Raviv to the Board of Directors, to serve until the second annual meeting after the Meeting:

FOR	AGAINST	ABSTAIN
2,406,944,000 (601,736)	67,184,000 (16,796 ADSs)	32,636,000 (8,159 ADSs)

Proposal 3: To approve an amendment to the Company’s Articles of Association to increase the number of authorized Ordinary Shares.

The shareholders approved an amendment to the Company’s Articles of Association to increase the number of authorized Ordinary Shares:

FOR	AGAINST	ABSTAIN
2,124,724,000 (531,181 ADSs)	247,448,000 (61,862 ADSs)	172,624,000 (43,156 ADSs)

Proposal 4: To approve an amendment to the employment agreement with Amir Reichman, the Company’s Chief Executive Officer.

The shareholders approved an amendment to the employment agreement with Amir Reichman, the Company’s Chief Executive Officer:

FOR	AGAINST	ABSTAIN
2,463,984,000 (615,996 ADSs)	39,556,000 (9,889 ADSs)	18,864,000 (4,716 ADSs)

Proposal 5: To approve a grant of restricted share units to Amir Reichman, the Company’s Chief Executive Officer, as Mr. Reichman’s long-term incentive grant award for the year 2026.

The shareholders approved a grant of restricted share units to Amir Reichman, the Company’s Chief Executive Officer, as Mr. Reichman’s long-term incentive grant award for the year 2026:

FOR	AGAINST	ABSTAIN
2,323,028,000 (580,757 ADSs)	191,416,000 (47,854 ADSs)	12,320,000 (3,080 ADSs)

Proposal 6: To approve an extension of the Company’s service agreement with Mr. Mark Germain, the Company’s Chairman of the Board.

The shareholders approved an extension of the Company’s service agreement with Mr. Mark Germain, the Company’s Chairman of the Board:

FOR	AGAINST	ABSTAIN
2,388,868,000 (597,217 ADSs)	92,840,000 (23,210 ADSs)	22,472,000 (5,618 ADSs)

Proposal 7: To approve a grant of restricted share units to Mr. Germain for special recent efforts on behalf of the Company.

The shareholders approved a grant of restricted share units to Mr. Germain for special recent efforts on behalf of the Company:

FOR	AGAINST	ABSTAIN
2,289,772,000 (572,443 ADSs)	228,100,000 (57,025 ADSs)	7,868,000 (1,967 ADSs)

Proposal 8: To approve and ratify the appointment of Zvi Haft, certified public accountants in Israel and a member of BDO, as the Company’s auditors for the year 2026 and for an additional period until the next annual meeting.

The shareholders approved and ratified the appointment of Zvi Haft, certified public accountants in Israel and a member of BDO, as the Company’s auditors for the year 2026 and for an additional period until the next annual meeting:

FOR	AGAINST	ABSTAIN
2,413,540,000 (603,385 ADSs)	64,420,000 (16,105 ADSs)	27,740,000 (6,935 ADSs)

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File Nos. 333-291460, 333-271293 and 333-239344) and Form F-3 (File Nos. 333-295698, 333-274078 and 333-276767), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Scinai Immunotherapeutics Ltd

June 17, 2026	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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